UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 1, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 5, 2008

Print the name and title of the signing officer under his signature.

1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

TASEKO PURCHASES ROYALTY INTEREST, INITIATES DRILLING AT GIBRALTAR MINE

May 1 , 2008 - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) is pleased to announce that it has purchased a 30% Net Profits Interest in claims that are part of the Gibraltar mine property and located adjacent to the Gibraltar East pit. The purchase was structured as the acquisition of a privately held company, Oakmont Ventures Ltd., whose sole asset was the 30% net profits interest. The purchase price was approximately $5 million.

A drill program on the Oakmont ground in the 1980's by a previous operator indicated significant mineralization exists on these claims which adjoin the Gibraltar East pit, the original starter pit of the Gibraltar operation. Geological interpretation from surface and drilling information suggests this mineralization is likely an extension of the Gibraltar East and West deposits.

The results of the drilling program are included in the Table of Oakmont Assay Results, as attached. Highlights are as follows:

Drill Hole Number	From (feet)	To (Feet)	Intercept (Feet)	Cu (%)	Mo (%)
92-28	490	740	250	1.063	0.002
E90-15	430	740	310	0.818	0.004
E90-16	380	780	400	0.671	0.002

A historical estimate performed in 1993 by an independent mining consultant indicates there is approximately 70-80 million tons of mineralization on the Oakmont ground at an average grade of 0.40% copper, with minor amounts of silver, gold and zinc. This determination was based on assays from 90 drill holes averaging 850 feet deep.1

Russell E. Hallbauer, President and CEO of Taseko, commented "The acquisition of the Oakmont interest is very strategic to Gibraltar. Based on our preliminary review of Placer's drill program, it is apparent that the higher grade mineralization mined in the 1970's in the Gibraltar East pit continues onto the Oakmont ground. The detailed drilling program we have planned is expected to provide a significant increase in Gibraltar mineral resources with grades comparable to those mined from the Gibraltar East pit."

John McManus, P.Eng., Senior Vice President, Operations for Taseko and a qualified person, has reviewed and approved the contents of this news release.

For further details on Taseko and its properties, please visit its website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

(1) The Company believes that the historical information provided herein is reliable and continues to be relevant. The potential quantity and grade estimates set out herein are conceptual in nature and there has been insufficient exploration to define a mineral resource, it is uncertain if further exploration will result in the target being delineated as a mineral resource, and the estimates have been made based on historical information. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or reserves and the Company is not treating the historical estimates as current mineral resources or mineral reserves as defined in Sections 1.2 and 1.3 of National Instrument 43-101, and therefore the estimates should not be relied upon.

TABLE OF OAKMONT ASSAY RESULTS

Drill Hole Number	From (feet)	To (feet)	Intercept (feet)	Cu (%)	Mo (%)
86-54	80	100	20	0.340	0.001
87-01	90	200	110	0.563	0.001
87-01	210	260	50	0.254	0.004
89-01	120	240	120	0.413	0.001
89-32	190	290	100	0.313	0.002
89-36	110	160	50	0.432	0.002
89-36	230	330	100	0.240	0.002
91-08	360	380	20	0.355	0.001
91-08	470	500	30	0.253	0.001
91-08	580	630	50	0.448	0.003
91-08	710	750	40	0.618	0.001
91-08	860	890	30	0.663	0.001
91-09	460	480	20	0.495	0.001
91-09	570	590	20	0.295	0.011
91-09	840	860	20	0.750	0.003
91-09	900	920	20	0.295	0.001
91-09	980	1000	20	0.455	0.001
91-10	170	200	30	0.283	0.002
91-10	480	510	30	0.500	0.001
91-10	660	680	20	0.310	0.001
91-10	810	870	60	0.323	0.003
91-10	950	970	20	0.385	0.001
91-11	500	520	20	0.430	0.001
91-12	340	720	380	0.533	0.003
91-13	280	330	50	0.362	0.007
91-13	410	700	290	0.640	0.002
91-14	440	480	40	0.308	0.005
91-14	560	630	70	0.611	0.004
91-14	710	730	20	0.250	0.001
91-14	880	900	20	1.130	0.001
91-15	540	560	20	0.815	0.004
91-15	620	700	80	1.293	0.001
91-17	530	670	140	0.777	0.002
91-17	710	730	20	1.040	0.008
91-18	340	370	30	0.527	0.001
91-18	450	470	20	0.650	0.001
91-18	630	650	20	1.215	0.001
91-19	230	270	40	0.573	0.002
91-19	490	620	130	0.239	0.003
91-20	800	830	30	0.373	0.001
91-21	370	390	20	0.875	0.002
91-21	440	550	110	0.442	0.002
91-21	590	680	90	0.497	0.001
91-27	310	390	80	0.511	0.001
91-27	570	670	100	0.471	0.002
91-27	810	880	70	0.551	0.001
91-28	410	430	20	1.155	0.001
91-28	520	560	40	0.508	0.001
91-29	230	250	20	1.150	0.001
91-29	280	380	100	0.641	0.001
91-29	470	540	70	0.636	0.001
91-29	630	720	90	0.289	0.001
91-30	170	190	20	0.245	0.002
91-30	320	390	70	0.370	0.001
91-30	430	510	80	0.638	0.001
91-30	540	620	80	0.539	0.001
91-31	270	360	90	0.569	0.002
91-31	400	430	30	0.270	0.002
91-31	440	490	50	0.664	0.004
91-31	590	610	20	0.430	0.001
91-31	660	680	20	0.215	0.002
91-32	390	430	40	1.015	0.011
91-33	140	160	20	0.280	0.001
91-33	270	340	70	0.453	0.001
91-33	390	540	150	1.343	0.002
91-33	600	710	110	0.746	0.003
92-01	270	290	20	0.385	0.001
92-01	410	510	100	0.513	0.001
92-01	600	650	50	0.516	0.002
92-02	40	70	30	0.827	0.001
92-02	100	140	40	0.825	0.004
92-02	380	490	110	0.541	0.006
92-02	570	630	60	0.860	0.007
92-02	660	684	24	0.403	0.001
92-03	370	450	80	0.358	0.003
92-04	240	260	20	0.615	0.001
92-04	300	350	50	0.612	0.002
92-04	410	430	20	0.495	0.001
92-04	590	680	90	0.550	0.001
92-04	760	780	20	0.605	0.001
92-05	410	430	20	0.850	0.001
92-05	500	690	190	0.494	0.001
92-06	250	280	30	0.743	0.001
92-06	390	620	230	0.730	0.001
92-07	430	510	80	0.919	0.002
92-07	620	670	50	0.338	0.001
92-07	720	760	40	0.405	0.003
92-08	260	280	20	0.345	0.109
92-08	320	390	70	0.290	0.006
92-08	430	460	30	0.350	0.001
92-08	500	610	110	1.027	0.003
92-08	670	730	60	0.680	0.001
92-09	520	540	20	0.665	0.004
92-10	250	270	20	0.250	0.001
92-10	400	420	20	0.535	0.001
92-11	550	640	90	0.334	0.001
92-11	720	800	80	0.753	0.001
92-12	250	420	170	0.626	0.001
92-12	470	490	20	0.500	0.001
92-12	520	690	170	0.541	0.005
92-12	750	770	20	0.360	0.001
92-13	140	190	50	0.330	0.001
92-13	220	260	40	0.820	0.002
92-13	370	390	20	0.910	0.001
92-13	440	520	80	0.343	0.001
92-13	580	620	40	0.718	0.003
92-13	660	690	30	0.257	0.003
92-13	720	750	30	1.147	0.004
92-14	400	750	350	0.455	0.001
92-14	840	860	20	0.240	0.001
92-15	150	180	30	0.497	0.002
92-15	270	310	40	0.325	0.001
92-15	420	540	120	0.679	0.002
92-15	610	670	60	0.508	0.001
92-15	740	810	70	0.733	0.001
92-17	250	280	30	0.583	0.002
92-17	310	630	320	0.547	0.003
92-17	690	800	110	0.329	0.001
92-18	530	560	30	0.473	0.001
92-18	640	790	150	0.633	0.001
92-18	830	850	20	0.375	0.001
92-19	240	270	30	0.857	0.001
92-19	370	390	20	0.785	0.004
92-19	500	700	200	1.151	0.003
92-19	730	750	20	0.610	0.001
92-20	380	400	20	0.505	0.011
92-20	510	690	180	0.854	0.001
92-20	730	800	70	0.724	0.001
92-21	350	410	60	0.393	0.001
92-21	460	480	20	0.220	0.002
92-21	510	640	130	0.584	0.001
92-21	740	760	20	0.395	0.001
92-22	360	390	30	0.853	0.001
92-22	490	690	200	0.605	0.001
92-23	530	550	20	0.615	0.001
92-23	570	590	20	0.535	0.005
92-23	680	710	30	0.897	0.001
92-24	430	480	50	0.588	0.001
92-27	70	110	40	0.868	0.001
92-27	290	350	60	0.653	0.003
92-27	590	690	100	0.495	0.001
92-27	730	880	150	0.641	0.001
92-27	940	980	40	0.328	0.001
92-28	220	240	20	0.345	0.002
92-28	260	280	20	0.780	0.001
92-28	490	740	250	1.063	0.002
92-28	760	810	50	0.280	0.001
92-29	160	190	30	0.350	0.001
92-29	240	260	20	1.235	0.001
92-29	290	320	30	0.460	0.002
92-30	350	430	80	0.415	0.001
92-30	490	520	30	0.427	0.001
92-30	600	680	80	0.288	0.004
92-30	780	830	50	0.374	0.001
92-30	860	930	70	0.414	0.001
92-31	490	510	20	0.465	0.001
92-31	540	590	50	0.556	0.002
92-31	670	730	60	0.687	0.004
92-32	180	230	50	0.742	0.001
92-32	360	380	20	0.220	0.001
92-32	620	700	80	0.589	0.001
92-32	830	850	20	0.410	0.001
92-33	530	610	80	0.434	0.001
92-33	660	680	20	0.580	0.002
92-33	870	890	20	0.340	0.001
92-34	510	600	90	0.900	0.006
92-34	730	750	20	0.585	0.002
92-34	870	980	110	0.385	0.002
92-35	100	140	40	0.985	0.001
92-35	250	290	40	0.380	0.001
92-35	320	340	20	0.275	0.001
92-35	390	430	40	0.523	0.001
92-35	480	520	40	0.463	0.001
92-35	820	920	100	0.307	0.001
92-42	180	230	50	0.824	0.006
92-42	330	370	40	0.498	0.001
92-42	420	470	50	0.372	0.001
92-42	600	670	70	0.533	0.002
92-42	740	760	20	0.380	0.002
92-42	800	830	30	0.583	0.031
92-42	870	910	40	0.593	0.006
92-43	870	960	90	0.367	0.006
92-44	540	780	240	0.729	0.002
92-45	50	150	100	0.564	0.001
92-45	200	220	20	0.455	0.002
92-45	370	390	20	0.800	0.002
92-45	420	440	20	0.590	0.001
92-45	520	570	50	0.908	0.002
92-45	610	640	30	0.323	0.002
92-45	670	740	70	0.386	0.001
92-46	370	390	20	0.400	0.001
92-46	430	460	30	0.447	0.001
92-46	540	680	140	0.455	0.001
92-46	740	780	40	0.250	0.001
92-46	860	920	60	0.415	0.001
92-46	970	990	20	0.225	0.001
92-47	670	740	70	0.380	0.004
92-47	770	790	20	0.290	0.001
92-47	880	900	20	0.315	0.002
92-48	380	560	180	0.472	0.002
92-48	620	680	60	0.495	0.001
92-49	360	390	30	0.413	0.001
92-49	490	600	110	2.359	0.002
92-49	670	690	20	0.405	0.001
92-50	380	420	40	1.090	0.006
92-50	480	500	20	0.395	0.005
92-50	530	750	220	0.296	0.007
92-50	800	820	20	0.640	0.001
92-51	330	350	20	0.235	0.001
92-53	110	130	20	0.300	0.001
92-53	300	320	20	0.285	0.001
92-53	440	570	130	0.643	0.002
92-53	620	700	80	0.498	0.001
92-54	360	430	70	0.390	0.001
92-54	520	590	70	0.504	0.001
92-54	610	630	20	0.210	0.001
92-54	710	750	40	0.253	0.001
92-55	80	100	20	0.240	0.001
92-55	210	230	20	0.705	0.001
92-55	350	370	20	0.335	0.001
92-55	480	550	70	0.474	0.004
92-55	610	630	20	0.250	0.002
92-55	670	690	20	0.370	0.009
92-57	300	320	20	0.310	0.001
92-58	300	410	110	0.302	0.001
92-58	450	470	20	0.505	0.001
92-58	500	630	130	0.591	0.001
92-58	670	690	20	0.660	0.001
92-59	590	610	20	0.230	0.003
92-59	770	810	40	0.483	0.001
92-59	840	870	30	0.400	0.002
92-60	320	350	30	0.557	0.001
92-60	550	570	20	0.340	0.006
92-60	610	800	190	0.335	0.001
92-60	850	870	20	0.585	0.001
92-61	620	640	20	0.250	0.010
92-61	660	680	20	0.410	0.001
92-61	710	840	130	0.354	0.001
92-61	910	930	20	0.230	0.001
92-62	340	390	50	0.604	0.001
92-62	500	720	220	0.604	0.002
92-62	760	780	20	0.255	0.001
92-62	810	874	64	0.792	0.001
92-63	30	110	80	0.844	0.001
92-63	630	660	30	0.530	0.001
92-64	330	420	90	0.347	0.001
92-64	550	890	340	0.477	0.001
92-65	500	520	20	0.310	0.002
92-66	190	220	30	0.553	0.011
92-66	490	510	20	0.305	0.002
92-66	540	610	70	0.753	0.004
92-66	810	835	25	0.262	0.001
92-67	150	190	40	0.855	0.001
92-67	450	490	40	1.068	0.001
92-67	530	580	50	0.602	0.001
92-67	710	780	70	0.344	0.002
CS68-04	260	295	35	0.241
CS68-05	70	90	20	0.420
CS68-09	172	196	24	0.536
CS68-09	454	474	20	0.295
CS68-11	180	233	53	0.578
CS68-12	127	190	63	0.668
CS68-12	250	270	20	0.275
CS69-01	37	80	43	0.597
CS69-01	130	150	20	0.665
CS69-02	50	150	100	0.387
CS69-03	190	210	20	0.375
CS69-03	290	370	80	0.505
CS69-08	50	210	160	0.328
CS70-01	200	250	50	0.320	0.004
CS70-01	330	350	20	0.275	0.002
CS70-02	40	60	20	0.200	0.001
CS70-02	240	260	20	0.220	0.002
CS70-02	340	360	20	0.615	0.001
CS70-04	480	500	20	0.295	0.001
CS70-05	550	600	50	0.272	0.001
CS70-06	290	310	20	0.260	0.001
CS70-06	540	628	88	0.468	0.002
CS70-07	370	430	60	0.680	0.001
CS70-07	530	560	30	0.203	0.001
CS70-08	400	440	40	0.560	0.001
CS70-08	590	668	78	0.295	0.003
CS70-11	290	310	20	0.360	0.004
CS70-12	180	200	20	0.270	0.001
CS70-12	440	470	30	0.663	0.002
CS70-14	440	470	30	0.867	0.002
CS71-01	190	210	20	0.370
CS71-02	240	260	20	0.620
CS71-03	140	160	20	0.505
E90-12	460	510	50	0.604	0.003
E90-15	430	740	310	0.818	0.004
E90-16	130	160	30	1.267	0.001
E90-16	380	780	400	0.671	0.002
E90-17	90	110	20	0.255	0.001
E90-17	200	240	40	0.558	0.001
E90-17	340	580	240	0.340	0.002
E90-17	720	750	30	0.403	0.001
E90-18	330	680	350	0.237	0.001
E90-20	560	640	80	0.790	0.003
E90-20	700	720	20	0.460	0.002
G69-146	110	200	90	0.304	0.001